NEVSUN RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

Dated MARCH 23, 2010

For the ANNUAL MEETING OF SHAREHOLDERS to be held on May 3, 2010

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company (the “Meeting”), which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.   All costs associated with this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed Proxy.  Registered shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the Proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a Proxy by:

(a)

signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)

any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of the Proxy (the notice of Meeting, Information Circular and VIF or Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by VIFs for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a Proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying Proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by Proxy or VIF in the enclosed forms will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by Proxy or VIF will be voted accordingly.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy or VIF and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or VIF gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 192,636,822 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at March 17, 2010 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or VIF to attend and vote, deliver their Proxies or VIFs at the place and within the time set forth in the notes to the Proxy or VIF.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following entities beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the voting securities of the Company:

Name	Number of Shares (Common)	Percentage of Class

Franklin Templeton Investments Corp. on behalf of one or more of its funds, incl. Franklin Gold & Precious Metals Fund

M&G Investment Management Limited on behalf of Vanguard Precious Metals & Mining Fund

	29,919,300 38,500,000	15.53%(1) 19.99%(2)

(1)

This information was communicated directly to the Company by the shareholder.

(2)

This information was communicated to the Company and filed on SEDAR with the effective date of February 28, 2010.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, their membership in of each of the committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/ state and country of residence	Principal occupation	Director since	Shares Beneficially Owned or Controlled(6)
R. Stuart Angus(1)(3) (5) Director & Chairman British Columbia, Canada	Business advisor to the mining industry	January 2003	205,000
Clifford T. Davis Director, President & CEO British Columbia, Canada	President & Chief Executive Officer of the Company.	December 1997	660,000
Robert J. Gayton (1)(2) (5) Director British Columbia, Canada	Financial consultant & director, public companies	November 2003	11,500
Gary E. German (1)(2)(3)(4) (5) Director Ontario, Canada	Independent Director and Advisor	April 1996	115,000
Gerard E. Munera (1)(2)(3) (5) Director Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	380,000

(1)

Member of the Corporate Governance & Nomination Committee.

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Member of the Social, Environmental, Safety & Health Committee.

(5)

Member of the Special Committee.

(6)

This information has been obtained from the directors themselves as at March 17, 2010.  No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% or more of the voting securities of the Company.

Other than as described below, no proposed director of the Company

a)

is, as at the date hereof, or has been within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that,

(i)

was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while that person was acting in that capacity;

(ii)

was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company but that resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

b)

is, as at the date hereof, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. when cease trade orders were issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003, for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10th 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Named Executive Officers, as defined in Form 51-102F6, include the Chief Executive Officer, the Chief Financial Officer, each of the three most highly compensated individuals acting in a similar capacity during the financial year whose total compensation was, individually, more than $150,000, and each individual who would otherwise qualify as an Named Executive Officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.  The five Named Executive Officers of the Company (the “NEOs”) are:  Clifford T. Davis – Chief Executive Officer, Peter J. Hardie – Chief Financial Officer, Stanley C. Rogers, - General Manager, Bisha Project, Trevor A. Moss – Executive Vice-President and Chief Operating Officer and John A. Clarke, former Vice-Chair.

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. As tabulated below the normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and additional compensation as defined herein.

Compensation Discussion and Analysis

The objective of the compensation strategy is to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. For the recent past and foreseeable future these objectives have been and will be focussed on the successful development of the Bisha Project in Eritrea. The compensation program is designed to enhance the Company’s success at meeting this objective.

The Company has a Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and incentive awards.  This committee consists of three independent directors, indicated above under the heading “Election of Directors”, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.  The HR Committee sets compensation for NEOs based on a combination of market salary levels, specific tasks of the NEOs and their influence on the success of the Company’s operations in Africa.  The compensation of the NEOs is subject to full Board review.

In early 2009, the HR Committee engaged an independent consultant to review senior executive compensation to ensure the rates and forms of compensation were commensurate with industry norms. Some relatively minor adjustments were made as a result of the consultant’s report.

The HR Committee, together with the CEO and senior management, established specific performance measurement criteria against which performance based compensation would be evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each of the CEO, COO, CFO and General Manager of the Bisha Project. In addition the same procedure was carried out for department heads within the main operating subsidiary in Eritrea.

The measurement criteria for the CEO included (1) raising sufficient Bisha project financing and monitoring compliance with project finance requirements; (2) establishing and retaining an adequate management team; (3) managing Eritrea Government relations; (4) closing on strategic negotiations; (5) maintaining effective investor relations with institutions and key shareholders; and (6) ensuring sufficient corporate funding.  In addition the HR Committee retained discretion on overall performance and contribution.

The criteria for each of the other executive officers were tailored to their operating function.

At the end of 2009 and in early 2010 each officer carried out a self-evaluation, which was reviewed by both the CEO and the HR Committee. As a result, performance bonuses were paid to the officers after having reached targeted performance criteria to varying degrees.  The bonus amounts are as disclosed in the summary executive compensation table, below.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

Option-based Awards

Stock options are granted under the direction of the HR Committee and in accordance with the Company’s stock option plan (the “Plan”) which was approved by shareholders of the Company in 2006.  The Company stock option program is not restricted to NEOs but is inclusive of all senior management. Outstanding options and previous grants are reviewed by the HR Committee on an annual basis and when considering option grants for new employees.   Decisions for new grants are made by the HR Committee with recommendations from the CEO. Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision making process. The terms of the Plan are reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to Board approval, then regulatory and shareholder approval as necessary.  The Plan has not been amended since it was approved by shareholders at the Annual General Meeting in April, 2006.  Amendments recently approved by the Board for shareholder approval at the forthcoming Meeting are discussed later in this document.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2005, with a cumulative total return of the S&P/TSX Composite Index.   The following graph also assumes that dividends are reinvested.

Cumulative Value of a $100 Investment

Dec.2005

Dec.2006

Dec.2007

Dec.2008

Dec.2009

Nevsun

$100

$110

$99

$41

$109

S&P/TSX Index

$100

$211

$232

$155

$210

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries in respect of the NEOs.  The periods covered include the most recent fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Option-based awards ($)(7)	Non-equity incentive plan compensation ($)	All other compensation ($)(6) (8)	Total compensation ($)
Annual incentive plans(5)
Clifford T. Davis Chief Executive Officer(1)	2009 2008 2007	350,000 286,719 250,000	514,224 412,266 286,938	276,500 300,000 300,000	Nil Nil 72,731	1,140,724 998,985 909,669
Peter J. Hardie Chief Financial Officer	2009 2008 2007	156,000 137,016 108,000	154,268 68,710 68,864	78,000 Nil Nil	Nil Nil Nil	388,268 205,726 176,864
Stanley C. Rogers General Manager, Bisha Project(2)	2009 2008 2007	$US 240,000 180,000 168,000	154,268 68,710 57,388	$US 100,000 100,000 100,000	$US 48,000 36,000 33,600	529,764 $US 380,455 $US 354,995 $US
Trevor A. Moss(3) Executive Vice-President & Chief Operating Officer	2009 2008	$US 334,260 125,347	154,268 343,554	$US 162,500 Nil	Nil Nil	638,524 $US 447,627 $US
John A. Clarke, Former Vice-Chair(4)	2009 2008 2007	300,000 300,000 300,000	154,268 137,422 137,422	Nil Nil Nil	Nil 61,264 Nil	454,268 498,686 437,422

(1)

Clifford Davis became CEO of the Company in August 2008; prior to this he was Executive VP and CFO.

(2)

Stanley Rogers is employed by Bisha Mining Share Company, a subsidiary of the Company.  His salary, bonus and other compensation are paid in $US, Stock option awards in $Cdn are incorporated into the $US total at the average annual exchange rate.

(3)

Trevor Moss has a professional services agreement with Nevsun Africa (Barbados) Ltd. under HAWM Consulting Inc., a California corporation controlled by Mr. Moss.  Consulting fees are paid in $US; stock option awards in $Cdn are incorporated into the $US total at the average annual exchange rate.

(4)

John Clarke was Vice-Chair of the Company from August 2008 until his resignation September 20, 2009; prior to this he was President and CEO until August 2008. Mr. Clark was paid to the end of his employment agreement which expired December 31, 2009.  No further amounts are due.

(5)

In January 2010, the Board approved bonuses for Cliff Davis, Peter Hardie, Trevor Moss and Stanley Rogers in respect of services performed in 2009.

(6)

Stanley Rogers is paid a grossed up salary amount to cover expatriate taxes.

(7)

The Black Scholes formula is a model of varying prices over time of a financial instrument.  It is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices.  The Company chose this model for its widespread acceptance as an industry standard.

(8)

This column includes vacation payouts in lieu of accrued vacation in other years.

Terms of Agreements

The terms of the 2009 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, has an annual salary of $350,000.  His term expires December 31, 2010 and will automatically renew annually unless otherwise terminated or superceded.    A bonus of $276,500 was awarded to Mr. Davis in 2009.

Peter J. Hardie, Chief Financial Officer, had an annual salary of $156,000 in 2009, which has been increased to $168,000 for 2010.  His term expires December 31, 2010 and will automatically renew annually unless otherwise terminated or superceded.  A bonus of $78,000 was awarded to Mr. Hardie for 2009.

Trevor A. Moss, under contract with HAWM Consulting Inc., a California corporation, is Executive Vice President and Chief Operating Officer of the Company at a monthly fixed fee of $US 27,855 plus annual bonus in an amount between 0% and 75% of annual fees.  A bonus of US$162,500 was awarded for 2009.  The contract for services expires December 31, 2010 unless mutually extended.

Agreements for Mssrs. Davis, Hardie and Moss include termination and change of control benefits described in the following section.

Mr. Stanley Rogers works under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company.  His contract is renewed annually unless otherwise terminated, and continues at a current rate of US$240,000 plus 20% to cover his expatriate taxes.  A bonus of $US 100,000 was awarded to Mr. Rogers for 2009.

Bonus arrangements are discussed above under “Compensation Discussion and Analysis”.

John A. Clarke resigned from the Board effective September 20, 2009, after having served as Vice-Chair (CEO and President prior to August 2008)  at an annual salary of $300,000.  He was paid to the end of his employment agreement which expired December 31, 2009.  No further amounts are due.

Compensation received by NEOs does not include any share based awards, long term incentive plans or pension plans.  These types of compensation have not been included in the above table.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  The Company also does not provide share based awards or long term incentives to NEOs.  Therefore, these types of compensation are not included in any of the tables in this document.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-

If the Company terminates employment without cause or adequate notice prior to end of the term;

-

If any person or entity acquires more than 40% of the outstanding shares of the Company and the employee gives the Company 60 days written notice of termination.

The Company has entered into employment agreements that include change of control provisions with its key employees.  The terms of these employment agreements recognize the critical nature of these positions and set out the terms and conditions in the event there is a change in control or where the employee loses his job through no fault of his own. The change of control and termination provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

Assuming there had been change of control as at December 31, 2009, the Company estimates the total change of control and termination benefits of its NEO’s to be approximately $5,600,000, plus any amounts attributable to stock based compensation benefits as outlined in the Option-based awards table below.  Any outstanding options which are not vested would become vested upon notice of a change of control.

Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth all awards outstanding at December 31, 2009 for each of the NEOs.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options, vested($)	Value of unexercised in-the-money options, unvested ($)
Clifford T. Davis	150,000 150,000 250,000 600,000 500,000	1.72 3.07 2.00 1.35 1.70	November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	962,000	415,000
Peter J. Hardie	30,000 50,000 60,000 100,000 150,000	1.72 3.07 2.00 1.35 1.70	November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	174,100	124,500
Stanley C. Rogers	50,000 40,000 50,000 50,000 100,000 150,000	2.16 1.72 3.07 2.00 1.35 1.70	August 16, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	195,400	124,500
Trevor A. Moss	500,000 150,000	1.35 1.70	August 19, 2013 August 25, 2014	590,000	124,500
John A. Clarke	50,000 150,000 150,000 150,000 200,000 150,000	2.36 1.72 3.07 2.00 1.35 1.70	January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	445,500	124,500

(1)

The exercise price is not less than the volume weighted average trading price on the Toronto Stock Exchange (the “TSX”) for the five-day period immediately preceding the option grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2009, for each of the NEOs.

Name	Option-based awards – Value vested during year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Clifford T. Davis	708,000	276,500
Peter J. Hardie	118,000	78,000
Stanley C. Rogers	118,000	100,000
Trevor A. Moss	590,000	162,500 $US
John A. Clarke	236,000	0

Option based awards vested during 2009 were all granted on August 19, 2008.  Under the terms of the Stock Option Agreements, 50% of the options granted were vested after 6 months, the balance after 1 year from date of grant.

Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation Table.

Compensation of Directors

Directors who are not officers of the Company receive an annual fee of $50,000, with the exception of the Chairman, R. Stuart Angus, who receives $60,000 per year.  In addition to these amounts, members of the Special Committee – Mssrs German, Munera and Gayton - receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives $25,000.  All members of the Special Committee receive an additional $1,000 per meeting. These additional amounts are due when the Special Committee is active.  No additional amounts were paid to members of the Special Committee in 2009.    Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein. i.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2009 to directors who are not Named Executive Officers.

Name	Fees Earned ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	60,000	205,690	Nil	Nil	265,690
Robert J. Gayton	50,000	154,268	Nil	Nil	204,268
Gary E. German	50,000	154,268	Nil	Nil	204,268
Gerard E. Munera	50,000	154,268	Nil	Nil	204,268

(1)As per Summary Compensation Table, the Black Scholes model is used to calculate fair value of options granted.

Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards

The following table sets forth all awards outstanding at December 31, 2009 for each of the directors who are not Named Executive Officers.

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in-the-money options, vested $	Value of unexercised in-the-money options, unvested $
R. Stuart Angus	80,000 100,000 100,000 200,000 200,000	1.72 3.07 2.00 1.35 1.70	November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	353,800	166,000
Robert J. Gayton	80,000 80,000 80,000 150,000 150,000	1.72 3.07 2.00 1.35 1.70	November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	284,200	124,500
Gary E. German	80,000 100,000 80,000 80,000 150,000 150,000	2.36 1.72 3.07 2.00 1.35 1.70	January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	300,400	124,500
Gerard E. Munera	80,000 80,000 80,000 80,000 150,000 150,000	2.36 1.72 3.07 2.00 1.35 1.70	January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014	297,800	124,500

(1) The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2009, for each of the of the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during year ($)	Non-equity incentive plan compensation – value earned during the year ($)
R. Stuart Angus	236,000	Nil
Robert J. Gayton	177,000	Nil
Gary E. German	177,000	Nil
Gerard E. Munera	177,000	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table sets forth details of the Company’s Stock Option Plan at December 31, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under incentive stock option plan(1)
Equity compensation plans approved by securityholders	7,655,000	1.82	11,608,682
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	7,655,000	1.82	11,608,682

(1) The Company proposes to reduce the number of securities available for future issuance as detailed below.

Further details regarding stock options are found in the Company’s consolidated financial statements, note 11, which is incorporated by reference herein.

Stock Option Plan and Proposed Amendments

The current Stock Option Plan (the “Plan”), was approved by the shareholders at the Company’s Annual General Meeting in April, 2006.

The TSX has since made certain recommendations regarding stock option plans, in particular the inclusion of detailed provisions outlining the type of amendments which can be approved by the Board and those amendments which require shareholder approval.    A copy of the 2006 Plan, together with the proposed amendments, is attached hereto as Schedule “A”.   The following disclosure is of the current Plan with proposed amendments in italics.

The Plan allows for a maximum number of common shares issuable under the Plan to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable in the Plan (“Plan Balance”) may be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under the Plan be approved by shareholders of the Company.

At the date of this notice, the total number of stock options outstanding is 7,655,000, or approximately 4% of the Company’s issued and outstanding shares.  The number of stock options outstanding that are vested is 6,424,998. Of the total, 5,580,000 options are granted to insiders of the Company, which is 2.9% of the number of common shares outstanding.  Under the terms of the Plan, and in accordance with the rules of the TSX, the Company may not grant options under the Plan or make securities available under any share compensation arrangement which would result in:

i.

The number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares of the Company, and

ii.

The number of common shares issued within any one year period pursuant to the exercise of Options and any other share compensation arrangement to insiders that exceed 10% of the issued and outstanding shares.

The persons eligible to be granted options under the Plan include employees, insiders and service providers to the Company (each, an “Optionee”).

The Board has the authority to amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory and shareholder approval.  Such amendments or modifications of any outstanding options may only be made to the extent that the Board would have had the authority to initially grant the option as modified, including changing the exercise dates, and subject to regulatory and shareholder approval if required.

The Company proposes a new, more detailed amendment provision which outlines the amendments that require shareholder approval and those which can be made without shareholder approval.  The amendments which can be made by the Board and with any requisite regulatory approval, but without shareholder approval, include:

(a)

changing the vesting provisions of the Plan,

(b)

changing the termination provisions of a security or the Plan, provided there is no extension beyond the original expiry date,

(c)

adding a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve,

(d)

extending the expiry date of options granted under the Plan up to 10 days following a self imposed blackout period on trading securities of the Company, when the options would otherwise expire during or within 48 hours of such blackout,

(e)

making other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

Shareholder approval will be required for the following type of amendments to the Plan:

(a)

the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(b)

the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the Plan,

(c)

a reduction in the exercise price of Options or cancellation and re-issue of options,

(d)

any extension of the term of an option beyond its original expiry, except in the case of expiry within a blackout period as noted above,

(e)

any amendment which would permit options granted under the Plan to be transferable, other than for estate settlement purposes,

(f)

any amendment to the amendment provisions.

The Board shall establish the exercise price at the time each option is granted, which shall in all cases be not less than the market price (“Market Price”) on the date of the grant, which is calculated using the volume weighted average trading price of the Company’s common shares on the TSX over the previous five (5) trading days.

Options shall not be assignable or transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an Optionee only by the Optionee and after death only by the Optionee’s legal representative.

Stock options which are vested expire 90 days after the participant ceases employment with the Company or one year following death of the participant. Unvested options expire immediately upon cessation of employment.  All options expire immediately if an Optionee is terminated with cause.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any option will become exercisable and may determine that the option shall be exercisable in instalments.

The Board may approve the activation of a Share Appreciation Right, (the “Right”), whereby an Optionee when entitled to exercise an option, may terminate such option by written notice and, in lieu of purchasing the Common Shares pursuant to the exercise of the option, shall receive instead at no cost the number of Common Shares which would be equal to the net value of the exercised option.  The net value is determined by multiplying the number of Common Shares subject to the option by the difference between the Market Price and exercise price of the option.

AUDIT COMMITTEE

For information relating to the Company’s audit committee, refer to the information under the heading “Directors and Officers – Audit Committee” in the Company’s annual information form for the year ended December 31, 2009, a copy of which is available on SEDAR at www.sedar.com.  Shareholders may also contact the Company to request a copy of the annual information form as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: contact@nevsun.com

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers of employees of the Company or any its subsidiaries, is indebted to the Company, its subsidiaries and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

During the financial year ended December 31, 2009, none of the directors or executive officers of the Company, no proposed director of the Company and no associate of any such director, executive officer or proposed director is or has been indebted to the Company or any of its subsidiaries and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Pursuant to National Policy 58-101, the Company is required to disclose in its Information Circular its corporate governance practices.  The required disclosure is attached to this Information Circular as Schedule “B”.  The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at http://www.nevsun.com/corporate/ corp_governance.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/corp_governance/amex and a copy of such description is available by written request made to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person of the Company or proposed director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  The Proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

Other than the consulting contract for Trevor Moss under HAWM Consulting Inc. disclosed under “Executive Compensation, Terms of Agreements”, there were no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.  Amendments to the 2006 Stock Option Plan

As described earlier in this document, the Company is seeking shareholder approval of the amendments to the Plan as described in detail under Stock Option Plan and Proposed Amendments, and implemented in the marked revision of the Stock Option Plan, Schedule “A”.

Accordingly, shareholders are asked to consider and, if thought advisable, to pass the resolution set forth below at the Meeting as an ordinary resolution.  The resolution approves the proposed amendment to the 2006 Stock Option Plan (the “Amendment Resolution”) to include a detailed amendment provision which lists certain changes that can be made by the Company to the 2006 Stock Option Plan without shareholder approval, and lists certain other changes that will require shareholder approval.

“RESOLVED THAT, the amendment to the Company’s Stock Option Plan (the “Plan”), as described in the Company’s Information Circular dated March 23, 2010, (the “Circular”) and as set out in Schedule “A” to the Circular, be approved.  Any director or officer of the Company is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolutions.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the shareholders vote in favour of the amendment to the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

B.  Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2009 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 23, 2010

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“Clifford T. Davis”

President & CEO

SCHEDULE “A”

2006 STOCK OPTION PLAN

[PROPOSED AMENDMENTS IN ITALICS]

1.

INTERPRETATION

1.1

Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under section 1(1) of the Securities Act (Ontario);

(b)

“Associated Companies” means “Affiliated Companies”, “Controlled Companies” and “Subsidiary Companies” as those terms are defined in section 1 of the Securities Act (Ontario);

(c)

“Board” means the Board of Directors of the Company;

(d)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(e)

“Company” means Nevsun Resources Ltd.;

(f)

“Eligible Person” means an employee, Insider or Service Provider of the Company or any of its subsidiaries;

(g)

“Insider” means:

(i)

an insider as defined under section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and

(ii)

an Associate of any person who is an insider by virtue of (i) above;

(h)

“Market Price” means the volume weighted average trading price of the Common Shares calculated by dividing the total value by the total volume of securities traded on the Toronto Stock Exchange or, if the common Shares are not on such exchange, on such other exchange or exchanges on which the Common Shares are listed, for the five trading days immediately preceding the relevant date.  If the Common Shares are not listed for trading on any exchange, on such day, the Market Price shall be the fair market value of the Common Shares as determined by the Board;

(i)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j)

“Optionee” means an Eligible Person to whom Options have been granted;

(k)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(l)

“Plan” means this Stock Option Plan of the Company;

(m)

“Right” shall have the meaning set forth in subsection 6.8;

(n)

“Service Provider” means a person or company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which an Optionee ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

2.

STATEMENT OF PURPOSE

2.1

Principal Purposes

The principal purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, (iv) encouraging the Eligible Persons to remain with the Company or its Associated Companies, and (v) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

3.

ADMINISTRATION

3.1

Board or Committee

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

3.2

Authority of the Board

Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant Options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants including the number of Common Shares for which any Option may be granted to an Eligible Person and the exercise price at which Common Shares may be purchased under any Option to be granted to an Eligible Person;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 9 hereof, as it may deem necessary or advisable.  The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

4.

SHARES SUBJECT TO THE PLAN

4.1

Number of Shares

The maximum number of Common Shares issuable for all purposes under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company, from time to time.

4.2

Terminated or Cancelled Options

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.  No fractional shares shall be issued.  Refer to section 6.9 for the manner in which a fractional share value shall be treated.

4.3

Alteration in Capital

The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares, and in any such event a corresponding adjustment shall be made changing the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share covered by the Option.  If the Company is reorganized, amalgamated with another corporation or consolidated, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

No fractional Common Shares shall be issued under this Plan on any such adjustment.

4.4

Limitations

In accordance with the rules of the Toronto Stock Exchange, Options shall not be granted under the Plan or securities be made issuable under any other Share Compensation Arrangement which could result in:

(a)

the number of Common Shares issuable to Eligible Persons who are, at the time of the particular grant, Insiders, exceeding 10% of the issued and outstanding shares at the time of such grant; and

(b)

the number of Common Shares issued within any one year period pursuant to the exercise of Options  and any other Share Compensation Arrangement to Eligible Persons who are, at the time of issuance, Insiders, exceeding 10% of the issued and outstanding shares.

5.

GRANTING OF OPTIONS

5.1

Eligibility

Options may only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

5.2

Grants of Options

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in section 6 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Optionee’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.

5.3

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases be not less than the Market Price on the date of the grant.

The exercise price shall be subject to adjustment in accordance with the provisions of section 4.3 hereof.

6.

EXERCISE OF OPTIONS

6.1

Expiry and Vesting of Options

Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.

The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.

6.2

Non-assignable and Non-transferable

Options shall not be assignable or transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an Optionee only by the Optionee and after death only by the Optionee’s legal representative.

6.3

Ceasing to be an Eligible Person

Subject to subsection 6.1 and except as otherwise determined by the Board:

(a)

if an Optionee ceases to be an Eligible Person for any reason whatsoever other than death, or termination with cause , each Option held by the Optionee will cease to be exercisable 90 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Optionee.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Optionee received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Optionee;

(b)

if an Optionee is terminated with cause, each Option held by the Optionee will cease to be exercisable immediately;

(c)

if a Optionee dies, the legal representative of the Optionee may exercise the Optionee’s Options within one year after the date of the Optionee’s death, but only to the extent the Options were by their terms exercisable on the date of death;

(d)

the retirement of any Optionee who is a director of the Company or any Associated Companies at any annual general meeting of the Company or such Associated Company as required by the constating documents of the Company or Associated Company, as the case may be, shall not result in the termination of the Option granted to such Optionee provided that such Optionee is re-elected at such annual general meeting as a director of the Company or such Associated Company, as the case may be;

(e)

the change in the duties or position of an Optionee or the transfer of such Optionee from a position with the Company to a position with an Associated Company, or vice-versa, shall not trigger the termination of such Optionee’s Option provided such Optionee remains an Eligible Person as such term is defined herein.

6.4

Payment of Exercise Price

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, in lawful money of Canada, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

6.5

Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by written notice signed by the Optionee and dated the date of exercise, and not post-dated, stating that the Optionee elects to exercise his rights to purchase Common Shares under such Option and the number of Common Shares in respect of which such Option is being exercised, accompanied by full payment for the Common Shares being purchased under such Option delivered to the Company at its principal office at 800-1075 West Georgia Street, Vancouver, British Columbia  V6E 3C9 (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the Chief Financial Officer of the Company.  Delivery of any notice of exercise accompanied by the payment may be made by personal delivery, by courier service or by agent.

6.6

Effect of Exercise

As soon as practicable after the exercise of an Option, the Company shall issue a certificate or certificates evidencing the Common Shares in respect of which the Option is exercised.

6.7

Election to Purchase

Notwithstanding the time or times specifically provided herein or in an option agreement for the exercise of an Option, the Optionee may elect to purchase all or any of the Common Shares remaining subject to such Option at any time if a “take-over bid” or an “issuer bid” occurs (within the meaning of any securities laws or other Federal, Provincial or State laws or regulations).

6.8

Share Appreciation Right

An Optionee may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Optionee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the date of the exercise of the Right, have a total value equal to the product of the number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price.  No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

6.9

No Fractional Shares

No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if an Optionee would become entitled to a fractional Common Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

7.

OPTION AGREEMENTS

7.1

Option Agreement

Each Option shall be confirmed by an option agreement which shall incorporate such terms and conditions as the Board in its discretion deems consistent with the terms of the Plan.

7.2

Representations by Optionees

Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this section 7.2 each other person who, pursuant to subsection 6.3 hereof, may purchase Common Shares under an Option granted to an Eligible Person) shall, if so requested by the Company, represent and agree in writing that:

(a)

the person is, or the Optionee was, an Eligible Person and has not been induced to purchase the Common Shares by expectation of employment or continued employment;

(b)

the person is purchasing the Common Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)

the person will, prior to and upon any sale or disposition of any of the Common Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)

such Optionee (or such other person) will not offer, sell or deliver any of the Common Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws.  The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this agreement or its Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933) of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

7.3

Other Procedures and Documentation

The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

8.

AMENDMENT AND TERMINATION

8.1

Amendment or Termination of the Plan

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Optionee without the consent of such Optionee.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(a)

The Board may, subject to any required regulatory approval but without shareholder approval, make the following amendments to an Option or the Plan:

i.

change the vesting provisions of an Option or the Plan,

ii.

change the termination provisions of an Option or the Plan, provided there is no extension beyond the original expiry date,

iii.

add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve,

iv.

extend the expiry date of options granted under the Plan up to 10 days following a self imposed blackout period on trading securities of the Company, when the options would otherwise expire during or within 48 hours of such blackout,

v.

make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

(b)

Notwithstanding the foregoing, the approval of the shareholders of the Company shall be required for any of the following amendments to an Option or the Plan:

i.

the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

ii.

the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the Plan,

iii.

a reduction in the exercise price of Options or cancellation and re-issue of options,

iv.

any extension of the term of an option beyond its original expiry, except in the case of expiry within a blackout period as noted in 8.1(a)iv,

v.

any amendment which would permit options granted under the Plan to be transferable, other than for estate settlement purposes,

vi.

any amendment to the amendment provisions.

8.2

Amendment or Termination of Outstanding Options

With the consent of the affected Optionees, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

If required by the policies of the relevant stock exchanges, any reductions in the exercise price or extension of the term of Options granted to Insiders will require approval of the shareholders of the Company excluding votes of securities held by the Insider benefiting from such amendment.

9.

COMPLIANCE WITH LEGISLATION

9.1

Approvals

The Plan is subject to the approval, if required, of any stock exchange on which the Company’s Common Shares are listed for trading.

9.2

Regulatory Compliance

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  Common Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

9.3

No Obligations to Issue Common Shares if Non-Compliance

The issue and sale of Common Shares pursuant to any Option granted under the Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Common Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws.  The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Common Shares acquired on exercise of any Option.

10.

MISCELLANEOUS

10.1

Other Compensation Arrangements

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory approval.

10.2

No Other Interests

Nothing contained in the Plan nor in any Option granted hereunder shall be deemed to give any Optionee any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

10.3

Board Discretion

The Plan does not give any Optionee or any employee of the Company or any of its Associated Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated Companies.  The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

11.

EFFECTIVE DATE

The effective date of the Plan is January 12, 2006, as amended by the Company’s shareholders effective May 3, 2010 and subject to receipt of all approvals which the Company requires in connection with the implementation of the Plan.

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirements	Comments
Disclose the identity of directors who are independent. Disclose the identity of directors who are not independent, and describe the basis for that determination.

The independent directors are Robert J. Gayton, Gary E. German and Gerard E. Munera.

Cliff T. Davis is the President and Chief Executive Officer of the Company and therefore is not independent.  R. Stuart Angus is the Chairman of the Company and therefore is not independent.

Disclose whether or not a majority of directors are independent.	Yes, a majority of the directors are independent.
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors who are members of other reporting issuers, and the names of such issuers, are:

R. Stuart Angus: Blackstone Ventures Inc., Bolero Resources Corp., CMQ Resources Inc., Coro Mining Corp., Dynasty Gold Corporation, Koben Minerals Inc., Plutonic Power Corporation, Stealth Energy Inc., Santa Fe Metals Corp., San Marco Resources Inc., SouthGobi Energy Resources Ltd., Tirex Resources Ltd., Tsodilo Resources Ltd., Uranium North Resources Corp., Ventana Gold Corp., Wildcat Silver Corp.

Cliff T. Davis:  Helio Resource Corp.

Robert J. Gayton: Amerigo Resources Limited, B2Gold,   Eastern Platinum, Palo Duro Energy Inc., Quaterra Resources Inc., Silvercorp Metals, Trans National Minerals, Western Copper Corporation.

Gary E. German: Jaguar Mining Corp., MagIndustries Ltd., Solex Resources Corp., Neo Materials Technologies Inc.

Gerard E. Munera: Dynamic Materials Corporation, MagIndustries Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year end.

In 2009, the four independent directors held one meeting at which the non-independent directors were not present.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of independent chair or lead director, and describe his role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board, R. Stuart Angus, is an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuers most recently completed financial year.	In 2009, four Board meetings were held. All directors were present at each of those meetings.
Disclose the text of the Board’s written mandate.	The full text of the Board Terms of Reference is attached as Schedule “C”.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the chair and the chair of each board committee.
Disclose whether or not the Board and CEO have developed a written position description for the CEO.	The Board and CEO have developed a written position description for the CEO.

Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the Board, it’s committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

A series of meetings and at least one site visit is held with the new appointee to provide an orientation to the Company and its facilities.  Each director is issued a Board manual with policies, mandates, minutes of meetings and recent or important updates about the Company and/or its properties.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors are individually responsible for continuing education and the Company financially supports these endeavours.

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii)  provide a cross reference to any material change report filed since the beginning of the issuer’s most recent completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company’s Code of Ethics may be viewed on SEDAR, or on the Company’s website at http://www.nevsun.com/corporate/governance/code/, or may be obtained in paper format by contacting the Company.  To ensure and monitor compliance with the Code, the Company has a whistle-blowing policy monitored by an outside service to disseminate any reported infractions to the chair of the audit committee.  This information has been distributed to all Company employees.  From January 1, 2009  to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code of Ethics.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

No director or executive officer has a material interest in any current Company transactions.  If such a case were to occur, the Board would ensure that director or executive officer is excluded from the voting and/or decision making process regarding that transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	See above description of the Company’s Code of Ethics, which is distributed to all employees.
Describe the process by which the board identifies new candidates for board nomination.	The Board has not sought to identify new candidates in the past 2 years. When doing so it will look for requisite skills and experience, availability and commitment.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The nominating function is undertaken by the Corporate Governance and Nomination Committee which is comprised of four independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nomination Committee reviews Board composition and committee structure, recommends change, proposes nominees and develops a recruitment process for new directors to the Board.

Describe the process by which the Board determines compensation for the issuer’s directors and officers.

The Board determines director and officer compensation by recommendation of the HR Committee, as described below.  The HR Committee, with consultation from the CEO:(i) reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts, (ii) with the CEO, sets compensation parameters, (iii) assesses the CEO’s performance against pre-agreed objectives, (iv)  reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements, (v) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HR Committee is comprised of three independent directors.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

Roger Gurr and Associates, an independent compensation consulting firm, was contracted in early 2009 to evaluate and assist in determining executive officer compensation.  In addition, the consultants were engaged to assist on both director effectiveness and director compensation.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Social, Environmental, Health and Safety Committee consists of one independent director and chair, Gary German, and one senior officer who is not a director.  The purpose of this committee is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors.   The Special Committee consists of three independent directors of the Board and one non-independent director, R. Stuart Angus, who chairs the Special Committee.  The purpose of this committee is to investigate and make recommendations to the Board regarding strategic alternatives to maximize shareholder value.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

With the assistance of an independent consultant in 2009, the Board carried out an assessment of director effectiveness.  On a continuing basis, director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

SCHEDULE “C”

BOARD TERMS OF REFERENCE

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the Chief Executive Officer (“CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.

managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.

Legal Requirements:

a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)

The Board has the statutory responsibility to:

i.

exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.

direct the management of the business and affairs of the Company; and

iii.

act in accordance with its obligations contained in:

1.

The Corporations Act (British Columbia) and the regulations thereto;

2.

the Company's constating documents;

3.

the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.

the United States federal securities laws, and the rules and regulations adopted there under by the Securities and Exchange Commission;

5.

the rules and policies of The Toronto Stock Exchange;

6.

the rules and policies of the NYSE Amex; and

7.

other relevant legislation and regulations.

c)

The directors in exercising their powers and discharging their duties must:

i.

act honestly and in good faith with a view to the best interests of the Company; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)

The Board has the responsibility for considering, among other things, the following matters:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities for equity and debt capital;

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of interim and annual financial statements of the Company; and

viii.

the adoption, amendment or repeal of the constating documents of the Company.

e)

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit

ii.

Human Resources

iii.

Corporate Governance, and

iv.

Special;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.

Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.

Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.

Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)

to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)

to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)

to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)

to ensure the Company satisfies  environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)

to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.

Reporting and Communication,

The Board and its committees have the responsibility:

a)

to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company.

b)

to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)

to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)

to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.

Monitoring and Acting

The Board and its committees have the responsibility:

a)

to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)

 to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)

to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.